                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Kerzner International Ltd.
                     --------------------------------------
                                (Name of Issuer)


                       Ordinary Shares ($.001 par value)
                       ---------------------------------
                         (Title of Class of Securities)

                                    P8797T133
                                  -------------
                                 (CUSIP Number)

 Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham
                 Gate, London England SWIE 6NN (44-20-7802-8080)
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice
                               and Communications)

                                 January 8, 2003
                                -----------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

--------------------------------------------------------------------------------
CUSIP NO. P8797T133               13D                        Page 2 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Caledonia Investments plc

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                       (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             -0-
                                    --------------------------------------------
         BENEFICIALLY               8)      SHARED VOTING POWER

         OWNED BY                           7,810,473
                                    --------------------------------------------
         EACH                       9)      SOLE DISPOSITIVE POWER

         REPORTING                          -0-
                                    --------------------------------------------
         PERSON                     10)     SHARED DISPOSITIVE POWER

         WITH                               5,808,293
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,810,473
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------
                                       2

--------------------------------------------------------------------------------
CUSIP NO. P8797T133               13D                        Page 3 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         The Cayzer Trust Company Limited

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (See Instructions)

                                                                       (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not Applicable.

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
                                            -0-
         SHARES                     --------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
                                            7,810,473
         OWNED BY                   --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            -0-
         REPORTING                  --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON
                                            5,808,293
         WITH                       --------------------------------------------

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,810,473
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. P8797T133               13D                        Page 4 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Mangalitsa Limited

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not Applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         The Bahamas

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             -0-
                                    --------------------------------------------
         BENEFICIALLY               8)      SHARED VOTING POWER

         OWNED BY                           2,002,180
                                    --------------------------------------------
         EACH                       9)      SOLE DISPOSITIVE POWER
                                            -0-
         REPORTING                  --------------------------------------------

         PERSON                     10)     SHARED DISPOSITIVE POWER

         WITH                               -0-
                                    --------------------------------------------

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,002,180
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. P8797T133               13D                        Page 5 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Hog Island Holdings Limited

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                       (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not Applicable.

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda

--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             -0-
                                    --------------------------------------------
         BENEFICIALLY               8)      SHARED VOTING POWER

         OWNED BY                           2,002,180
                                    --------------------------------------------
         EACH                       9)      SOLE DISPOSITIVE POWER

         REPORTING                          -0-
                                    -------------------------------------------
         PERSON                     10)     SHARED DISPOSITIVE POWER

         WITH                               -0-
                                    --------------------------------------------

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,002,180
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------
                                       5

                                  Schedule 13D
            Under the Securities and Exchange Commission Act of 1934

Introduction

On January 8, 2003, Caledonia (as defined below) purchased 5,808,293 Ordinary Shares (as defined below) of Kerzner International, Ltd. (formerly known as Sun International Hotels Limited) (the "Issuer") directly held by Mangalitsa (as defined below) pursuant to the terms and conditions of the Purchase Agreement (as defined below). As a result, Mangalitsa and its parent company, Hog Island (as defined below) have retained the indirect beneficial ownership of certain voting rights of 2,002,180 Ordinary Shares of the Issuer pursuant to the terms of the Irrevocable Proxy Agreement entered into on July 3, 2001 ("Proxy Agreement").

Item 1.  Security and Issuer

         This Statement relates to the ordinary shares ($.001 par value) ("Ordinary Shares") of the Issuer. The principal executive offices of the Issuer are located at Coral Towers, Paradise Island, The Bahamas.

Item 2.  Identity and Background

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (a) This Statement is filed by (i) Caledonia Investments plc ("Caledonia") as the direct and indirect beneficial owner of the Ordinary Shares; (ii) The Cayzer Trust Company Limited ("Cayzer Trust") who may be considered an indirect beneficial owner of the Ordinary Shares as a result of its direct holdings of 37.7% of the outstanding capital stock of Caledonia and, therefore, may be deemed to represent indirect holdings of Mangalitsa and Hog Island (Cayzer Trust disclaims beneficial ownership of the Ordinary Shares of the Issuer); (iii) Mangalitsa Limited ("Mangalitsa") which, as of January 8, 2003, was no longer the beneficial owner of the 5,808,293 Ordinary Shares after Mangalitsa sold these shares to Caledonia, however, Mangalitsa remained the direct beneficial owner of the right to vote 2,002,180 Ordinary Shares pursuant to the Proxy Agreement; and (iv) Hog Island Limited ("Hog Island") which, also as of January 8, 2003, was no longer a beneficial owner of the 5,808,293 Ordinary Shares of the Issuer after the sale of these shares by Mangalitsa to Caledonia, however, Hog Island, as the parent and 100% owner of Mangalitsa, is an indirect beneficial owner of the Ordinary Share voting rights under the Proxy Agreement.

Caledonia, Cayzer Trust, Mangalitsa and Hog Island are collectively the "Reporting Persons".

Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (b) The principal business address for Caledonia, and Cayzer Trust is Cayzer House, 30 Buckingham Gate, London, England SWIE 6NN. The principal business address of Mangalitsa is

Sandringham House, 83 Shirley Street, PO Box N3247, Nassau, Bahamas. The principal business address for Hog Island is Cedar House, 41 Cedar Avenue, Hamilton, HM12, Bermuda. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         (c)   The principal business of each Reporting Person is as follows:

                  Caledonia is an investment holding company.

                  Cayzer Trust is an investment holding company.

                  Mangalitsa is an investment holding company.

                  Hog Island is an investment holding company.

         (d) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Caledonia and Cayzer Trust are corporations organized under the laws of the United Kingdom. Mangalitsa is a corporation organized under the laws of the Commonwealth of The Bahamas. Hog Island is a corporation organized under the laws of Bermuda. Each of the Additional Persons is a citizen of The United Kingdom, except for S. Deal, P.C. Dunkley, P.T. Higgs and H.T. Lunn who are citizens of The Bahamas and Jean-Luc Herbez, who is a citizen of Switzerland.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of the $112,680,884.20 used by Caledonia to purchase the 5,808,293 shares of Ordinary Shares was through a debt payable from Caledonia to Mangalista. This debt equals the total purchase price of $112,680,884.20 and is payable by Caledonia to Manalista upon written demand to Caledonia on or before March 31, 2003. The interest rate of the debt payable is equal to LIBOR plus one percent, and shall accrue according to the terms and conditions set forth in the Purchase Agreement (as defined below), which is attached as Exhibit 99.D. The Purchase Agreement also contemplates the transfer of all rights that Mangalista has to vote the 2,002,180 Ordinary Shares under the Proxy Agreement. These voting rights will be transferred by Mangalista to Caledonia upon amendment of the Proxy Agreement. Mangalista expects to enter into an agreement with each of the parties to the Proxy Agreement to transfer its rights under the Proxy Agreement to Caledonia, including its right to vote 2,002,180 Ordinary Shares.

Item 4.  Purpose of Transaction

         The purpose of Caledonia's acquisition of the aforementioned Ordinary Shares from Mangalista was to acquire and maintain an equity interest in the Issuer for investment purposes. Any Reporting Person may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Ordinary Shares of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.

Other than as described above, the Reporting Person currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals consistent with applicable law.

Item 5.  Interest in Securities of Issuer

         (a) Mangalista is the direct beneficial owner of the right to vote 2,002,180 Ordinary Shares pursuant to the Proxy Agreement. Hog Island as the parent and 100% owner of Mangalitsa, is an indirect beneficial owner of the voting rights held by Mangalitsa. Neither Mangalista nor Hog Island have dispositive power over these shares. Caledonia is the beneficial owner of 7,810,473 Ordinary Shares of the Issuer, which includes the right to vote and dispose of 5,808,293 Ordinary Shares purchased from Mangalitsa pursuant to the Purchase Agreement and the shared voting rights of 2,002,180 Ordinary Shares held by Mangalitsa, since Caledonia is the parent and 100% owner of Hog Island. Caledonia and Mangalitsa's beneficial ownership of the Ordinary Shares represents 27.8% and 7.1%, respectively, of the total of 28,109,831 Ordinary Shares outstanding according to the Principal Stockholder table on page 59 of the Issuer's 424(b) prospectus filed with the SEC on December 13, 2002. Cayzer Trust is the holder of 37.7% of the outstanding capital stock of Caledonia. Cayzer Trust may be deemed to control Caledonia and, hence, Hog Island, and Mangalitsa. Cayzer Trust disclaims beneficial ownership of the Ordinary Shares of the Issuer.

         (b) Mangalitsa has the power to vote or direct the vote of 2,002,180 Ordinary Shares. Hog Island may be deemed to share the power to vote because it is the parent and 100% owner of Mangalitsa. Caledonia has the sole power to vote or direct the vote of 5,808,293 Ordinary Shares, shared power to vote or direct the vote to 2,002,180 and dispose or direct the disposition of 5,808,293 Ordinary Shares of the Issuer. By virtue of the relationships described in Item 2 and 5(a), Cayzer Trust may be deemed to share the power to vote or direct the vote of 7,810,473 Ordinary Shares and to dispose or direct the disposition of 5,808,293 Ordinary Shares of the Issuer. Cayzer Trust disclaims beneficial ownership of the Ordinary Shares of the Issuer.

         (c) Except as disclosed in Items 3, 4 and 6, there have been no transactions in the Ordinary Shares of the Issuer by any Reporting Person.

         (d) Caledonia has the right to receive and the power to direct receipt of dividends from the 5,808,293 Ordinary Shares of the Issuer that it holds. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Reporting Persons.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On January 8, 2003, Caledonia and Mangalista entered into a purchase and sale agreement ("Purchase Agreement"), pursuant to which, and subject to the terms and conditions thereof, Caledonia agreed to purchase from Mangalista a total of 5,808,293 of the Issuer's Ordinary Shares. The total purchase price paid by Caledonia to Mangalista was in the form of a debt payable, as described in Item 3 above. Caledonia also received all rights, benefits and obligations under the Proxy Agreement (granting voting rights over certain Ordinary Shares to Mangalitsa) and the Registration Rights and Governance Agreement (which contains certain provisions governing the transfer and acquisition of Ordinary Shares, governance arrangements with respect to the Issuer's Board of Directors and certain registration rights with regard to Ordinary Shares to Mangalitsa). Both agreements were filed as exhibits to this Schedule 13D on July 13, 2001, provided, however, these voting rights will be transferred by Mangalitsa to Caledonia upon amendment of the Proxy Agreement. This summary of the terms of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit 99.D.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.       Description
-----------       -----------

99.A.*            Form of Supplemental Agreement dated July 3, 2001 to the
Original Shareholders' Agreement dated October 11, 1993 and to the Rosegrove Shareholders' Agreement entered into on May 3, 1994 by and among Kersaf Investments Limited, Sun International Inc., Sun Hotels International, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments plc, Solomon Kerzner, Sun International Management Limited, Rosegrove Limited, Sun International Investments Limited, Mangalitsa Limited and Hog Island Holdings Limited.

99.B.*            Form of Irrevocable Proxy Agreement dated as of July 3, 2001, by and among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

99.C.*            Registration Rights and Governance Agreement, dated as of
July 3, 2001, by and among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

99.D.             Agreement for Sale and Purchase, dated January 8, 2003 by and among Mangalista Limited and Caledonia Investments plc.
-----------------------------
* Previously filed as Exhibits to the Schedule 13D filed with the SEC on July 13, 2001.

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2003                            MANGALITSA LIMITED

                                            By:  /s/ Surinder Deal
                                                 ------------------------------
                                            Name:  Surinder Deal
                                            Title: Director

January 17, 2003                            HOG ISLAND HOLDINGS LIMITED

                                            By:  /s/ James M. Keyes
                                                 ------------------------------
                                            Name:  James M. Keyes
                                            Title: Director

January 17, 2003                            CALEDONIA INVESTMENTS PLC

                                            By: /s/ Graeme P. Denison
                                                -------------------------------
                                            Name:  Graeme P. Denison
                                            Title: Company Secretary

January 17, 2003                            THE CAYZER TRUST COMPANY LIMITED

                                            By: /s/ John I Mehrtens
                                                -------------------------------
                                            Name:  John I. Mehrtens
                                            Title: Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                           Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

Name                         Residence                   Principal Occupation          Citizenship

C. M. Allen-Jones            Beacon House                Retired                       United Kingdom
                             Arkesden
                             Nr. Saffron Walden
                             Essex
                             CB11 4HF
                             England

Peter N. Buckley             6 Albert Place              Chairman,                     United Kingdom
                             London                      Caledonia Investments plc
                             W8 5PD
                             England

J. H. Cartwright             Rectory Meadow              Finance Director,             United Kingdom
                             Hawthorn Place,             Caledonia Investments plc
                             Penn Buckinghamshire
                             HP10 8EH
                             England

Hon. C. W. Cayzer            Finstock Manor              Executive Director,           United Kingdom
                             Finstock                    Caledonia Investments plc
                             Oxfordshire
                             OX7 3DG
                             England

M. E. T. Davies              Admington Hall              Chairman,                     United Kingdom
                             Shipston-on-Stour           Thornhill Holdings Ltd.
                             Warwickshire
                             CV36 4JN
                             England

Name                         Residence                   Principal Occupation          Citizenship

G. P. Denison                16 Highfield Road           Company Secretary,            United Kingdom
                             Hertford                    Caledonia Investments plc
                             Hertfordshire
                             SG13 8BH
                             England

T. C. W. Ingram              6 Ranelagh Avenue           Chief Executive,              United Kingdom
                             London                      Caledonia Investments plc
                             SWG 3PJ
                             England

Sir David Kinloch            29 Walpole Street           Deputy Chief Executive,       United Kingdom
                             London,                     Caledonia Investments plc
                             SW3 4QS
                             England

J. R. H. Loudon              Olantigh                    Company Director              United Kingdom
                             Wye
                             Ashford
                             Kent, England
                             TN25 5EW

M. G. Wyatt                  Pippin Park                 Non-executive director,       United Kingdom
                             Lidgate, Newmarket          Caledonia Investments plc
                             Suffolk
                             CB8 9PP, England

(ii)  Directors and Executive Officers of The Cayzer Trust Company Limited

Name                         Residence                           Principal Occupation               Citizenship

Peter N. Buckley             6 Albert Place                      Chairman,                          United Kingdom
                             London                              Caledonia Investments plc
                             W8 5PD
                             England

Hon. C. W. Cayzer            Finstock Manor                      Executive Director,                United Kingdom
                             Finstock                            Caledonia Investments plc
                             Oxfordshire
                             OX7 3DG
                             England

J. I. Mehrtens               51 Oxenden Wood Road                Director and                       United Kingdom
                             Chelsfield Park                     Company Secretary,
                             Orpington,                          The Cayzer Trust Company Limited
                             Kent BR6 6HP
                             England

M. G. Wyatt                  Pippin Park                         Non-executive director,            United Kingdom
                             Lidgate, Newmarket                  Caledonia Investments plc
                             Suffolk
                             CB8 9PP
                             England

P. R. Davies                 No. 6 Belvedere House               Lawyer                             United Kingdom
                             Priory Road,
                             Sunningdale, Berkshire SL5 9RH
                             England

I. A. Leeson                 Eaton House                         Chartered Accountant               United Kingdom
                             7 Eaton Park
                             Cobham
                             Surrey KT11 2JF
                             England

Hon. Mrs. Gilmour            Flat 8                              Art Historian                      United Kingdom
                             62 Rutland Gate
                             London SW7 1PJ
                             England

 (iii)  Directors and Officers of Mangalitsa Limited

Name                      Residence                       Principal Occupation                  Citizenship

R. Arnold                 Lucaya, Lyford Cay              Business Consultant                   United Kingdom
                          New Providence
                          The Bahamas

Peter N. Buckley          6 Albert Place                  Chairman Caledonia Investments plc    United Kingdom
                          London
                          W8 5PD
                          England

A.J. Carter               10 Delves Close                 Tax Manager                           *Alternate to PN
                          Ringmer                                                               Buckley
                          Nr Lewes
                          East Sussex                                                           United Kingdom
                          BN8 5JW
                          England

Hon. C. W. Cayzer         Finstock Manor                  Executive Director,                   United Kingdom
                          Finstock                        Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG
                          England

S. Deal                   Sandringham House               Lawyer                                The Bahamas
                          83 Shirley Street
                          P.O. Box N-3247
                          New Providence
                          The Bahamas

P. C. Dunkley             Sandringham House               Lawyer                                The Bahamas
                          83 Shirley Street
                          P.O. Box N-3247
                          New Providence
                          The Bahamas

Peter T. Higgs            Sandringham House               Lawyer                                The Bahamas
                          83 Shirley Street
                          P.O. Box N-3247
                          New Providence
                          The Bahamas

H. T. Lunn                Sandringham House               Legal Assistant                       The Bahamas
                          83 Shirley Street
                          P.O. Box N-3247
                          New Providence
                          The Bahamas

(iv)  Directors and Officers of Hog Island Holdings Limited

Name                      Residence                  Principal Occupation                  Citizenship

Peter N. Buckley          6 Albert Place             Chairman,                             United Kingdom
                          London                     Caledonia Investments plc
                          W8 5PD, England

Jean-Luc Herbez           Froriep Renggli            Lawyer                                Switzerland
                          4 Rue Charles-Bonnet
                          CH-1211
                          Geneva 12
                          Switzerland

Peter T. Higgs            Sandringham House          Lawyer                                The Bahamas
                          83 Shirley Street
                          P.O. Box N-3247
                          New Providence
                          The Bahamas

James M. Keyes            Cedar House                Lawyer                                United Kingdom and Bermuda
                          41 Cedar Avenue
                          Hamilton HM 12
                          Bermuda